UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File Number: 000-51545

KEY HOSPITALITY ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

4 Becker Farm Road
Roseland, New Jersey 07068
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock and one Warrant
Common Stock, par value $0.001 per share
Warrants, exercisable for one share of Common Stock at an exercise price of $6.00 per share
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units:	1
Common Stock:	13
Warrants:	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Key Hospitality Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2007	By:	/s/ Jeffrey Davidson
Jeffrey Davidson
Chief Executive Officer